Exhibit 4.59

[English Translation]

THAILIN SEMICONDUCTOR CORP.

(Lessor)

and

ChipMOS TECHNOLOGIES INC.

(Lessee)

Specification of Equipment – T5375 Tester & M6542AD Handler

Lease Agreement

The Parties:	THAILIN SEMICONDUCTOR CORP. (“Party A”)
ChipMOS TECHNOLOGIES INC. (“Party B”)

Party B intends to lease from Party A certain equipment and therefore the Parties hereby enter into this Lease Agreement (the “Agreement”), which will stipulate any rights or obligations that may arise from such lease. This Agreement is executed in two counterparts, with each Party holding one counterpart as evidence.

Section 1. Leased Equipment

The Equipment owned by Party A: T5375 tester x 2 sets and M6542AD Handler x 4 sets.

Section 2. Term of Lease

1	The term of lease shall comprise 12 periods and each period shall refer to one month. The term of lease shall commence on April 2, 2008 and continue until April 1, 2009.

2	The term of lease shall commence on the date on which the Equipment will be in practice moved from the office of Party A. The Equipment shall be returned by the end of the lease term; however the end date will be extended to the next day if the end date is a national holiday.

3	Before the expiration of the lease, Party B shall notify Party A of the return of Equipment with a 10-day prior notice in the event Party B will not renew the lease. Party B shall notify Party A with a 10-day prior notice before expiration of the lease in the event Party B has a need to extend the lease. Party A and Party B will negotiate for the terms of extension.

4	Party A shall notify Party B with one month’s prior notice in the event Party A requests early return of the Equipment before the expiration of the lease term. Party B shall return the Equipment upon receipt of the notice and Party A shall return any overpaid rental fee.

Section 3. Rental Fee

1.	The rental fee mutually agreed to is NT$2,493,005 per month (tax excluded). The rental fee shall be calculated starting from the date on which the Equipment in practice moved from the premises of Party A.

2.

The rental fee will be calculated on a monthly basis. Party A shall issue a 3-copy invoice to Party B on or before the 5 th day of each month for rental fee payable. Party B shall pay the rental fee payable calculated based on the days of actual use in the event of early return of the Equipment.

3.	With regard to the timing of rental fee payment, Party B shall make the payments within 30 days upon receipt of the invoice.

Section 4. Delivery

1.	Moving: Any fees accrued from and any risks arising from unpack, pack, insurance, transportation and installation etc. shall borne by Party B when Party A delivers the Equipment to Party B. Any fees accrued from and any risks arising from unpack, pack, insurance, transportation and installation etc. shall borne by Party A when Party B returns the Equipment to Party A.

2.	Upon the expiration of the lease, Party B shall return the Equipment to Party A in a workable condition. Party B shall return the workable Equipment to Party A by an appropriate method.

Section 5. Inspection and Acceptance of the Equipment

1.	Party B will designate its personnel to handle the inspection works before the commencement of the lease. After the completion of the inspection works, as to Party A, the inspected Equipment shall be the leased Equipment herein.

2.	Party A shall manage the inspection works as soon as possible in the event Party B returns the Equipment upon the expiration of lease. In the event of any objection to the condition of Equipment, Party A shall notify Party B within two working days after receipt of the Equipment. Party B is obligated to restore the Equipment to be under normal workable condition and entirety when returning the Equipment to Party A.

3.	In the event of any malfunction of or damage to the Equipment upon the expiration of the lease, Party B is obligated to restore the Equipment to be under normal workable condition.

Section 6. Duties during the Term of Lease

The risk of Equipment shall pass to Party B upon the delivery made by Party A to Party B.

Party B shall notify Party A immediately in case of loss or damage. The loss or damage shall not diminish Party B’s payment obligation. Party A may choose to request that Party B should bring the Equipment back into a good and workable condition in the event of loss or damage.

Section 7. Party B shall use and safeguard the Equipment with due care and diligence of a bona fide administrator during the term of the lease. Party B warrants upon the expiration of lease that the Equipment to be returned shall be of a condition of entirety, namely a workable status.

Section 8. Party B shall not sell, transfer, mortgage, create a lien on or make any use of or dispose of the Equipment and thereby damage Party A’s rights or interests. In the event any third party damages Party A’s ownership of Equipment, regardless by attachment or by any kind of disposal, Party B shall present and prove the Equipment as part of Party A’s properties.

Section 9. The ownership of Equipment belongs to Party A during the term of lease; Party B shall not sublease or transfer the Equipment to a third party by any method.

Section 10. Default

In the event of any legal action taken by Party A for protecting its rights as a result of Party B’s default hereunder, all fees incurred (including attorney’s fee and fees of collection actions) shall be borne by Party B.

Section 11. Effective Date

This Agreement shall become effective when executed by representatives of the Parties. This Agreement shall become null and void when the Equipment is returned to and inspected by Party A.

Section 12. Governing Law and Jurisdiction

The Parties agree that if any dispute arises in connection with the terms of this Agreement, the Taiwan Hsinchu District Court shall have the jurisdiction in the first instance for such dispute. During arbitration, Party B shall pay the rental fee in the event the Equipment is not returned to Party A.

IN WITNESS HEREOF, executed by

Party A: THAILIN SEMICONDUCTOR CORP.

/s/ Zhuo, Lian Fa

Representative: Mr. Zhuo, Lian Fa

Address: No. 4, JenDe Road, 30352 Hsinchu Industrial Park, HuKou, Hsinchu County

Registered No.: 96977956

Party B: ChipMOS TECHNOLOGIES INC.

/s/ Cheng, Shih-Jye

Representative: Mr. Cheng, Shih-Jye

Address: No. 1 R&D Rd. 1, Science Park, HsinChu

Registered No.: 16130042

Date: April 2, 2008